NO ACT

10
2-5-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000161

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-06-2013

Re: JPMorgan Chase & Co.

Dear Mr. Dunn:

This is in regard to your letter dated February 5, 2013 concerning the shareholder proposal submitted by Mercy A. Rome for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 14, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 5, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Investor Voice
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co. (the ***"Company"***), which hereby withdraws its request dated January 14, 2013, for no-action relief regarding its intention to omit the shareholder proposals submitted to the Company by Investor Voicc on December 5, 2012 and January 10, 2013 from the Company's proxy materials for its 2013 Annual Meeting of Shareholders. Bruce Herbert, Chief Executive of Investor Voice, has withdrawn the proposals in emails dated January 26 and February 4, 2013, attached hercto as Exhibit A.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 202-383-5418. Please transmit your acknowledgement of the withdrawal of the Company's request to me at mdunn@omm.com and to Investor Voice at team@investorvoice.net.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Bruce T. Herbert, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

From: Bruce Herbert - Team IV :
Sent: Monday, February 04, 2013 5:52 PM
To: Reddish, Carin S; team@investorvoice.net
Cc: Horan, Anthony; Caracciolo, Irma R.; 'Dunn, Marty'
Subject: RE: JPM. Withdrawal of Shareholder Proposal.

Seattle Monday 2/4/2013

Dear Carin,

Agreed regarding the withdrawal of both proposals, as outlined in your 1/28/13 message.

We also look forward to the upcoming discussion.

All the best, . . . Bruce

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net

From: Reddish, Carin S
Sent: Monday, January 28, 2013 1:24 PM
To: team@investorvoice.net
Cc: Horan, Anthony; Caracciolo, Irma R.; Dunn, Marty
Subject: FW: JPM. Withdrawal of Shareholder Proposal.
Importance: High

Thank you Bruce,

So that we may proceed with our SEC letter to withdraw our no-action request, we ask that you confirm, via email response, the following:

- You are withdrawing the proposal submitted by Investor Voice on December 5, 2012; and
- You are withdrawing the revised proposal submitted by Investor Voice on January 10, 2013.

Once we have this correspondence, we will forward it to the SEC along with our notice that we are withdrawing our no-action letter, dated January 14, 2013. We appreciate your assistance with this procedural matter and look forward to future dialogue with you on the important topic addressed in your proposal.

Regards,
Carin

Carin S. Reddish, Assistant General Counsel | JPMorgan Chase & Co. | Office of the Secretary

Admitted in Illinois; Registered In-House Counsel in the State of New York

From: Bruce Herbert - Team IV
Sent: Saturday, January 26, 2013 10:47 AM
To: ShareholderProposals@sec.gov <ShareholderProposals@sec.gov>
Cc: 'Tony Horan' ; 'Irma Caracciolo' ; Dunn, Marty; Bruce Herbert - IV Team
Subject: JPM. Withdrawal of Shareholder Proposal.

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 26, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: JPMorgan Chase & Co., Withdrawal of Shareholder Proposal

Dear Madam or Sir:

JPMorgan Chase & Co., by letter dated January 14, 2013, submitted (via counsel, O'Melveny & Myers LLP) a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted December 4, 2012 by Investor Voice on behalf of Mercy A. Rome.

As a result of worthwhile interactions with the Company and in anticipation of ongoing dialogue on the important governance topic of vote-counting, we write to formally withdraw the shareholder Proposal.

In respect for the Commission's time and resources, this makes further consideration of the no-action request unnecessary and, indeed, moot. We thank the Staff for its time and attention to this matter.

Should you have comments or questions, please feel free to contact me at (206) 522-1944 or team@investorvoice.net

Sincerely, . . . Bruce Herbert

cc: Anthony J. Horan, Corporate Secretary, JPMorgan Chase & Co.
Irma R. Caracciolo, Vice President and Assistant Corporate Secretary, JPMorgan Chase & Co.

Martin P. Dunn, Partner, O'Melveny & Myers LLP
Mercy A. Rome

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
JAKARTA†
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001
TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

January 14, 2013

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Investor Voice
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits:

- the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Investor Voice on December 5, 2012, purportedly on behalf of Mercy A. Rome, from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the ***"2013 Proxy Materials"***); and

- the enclosed revised shareholder proposal (the ***"Second Proposal"***) and revised supporting statement (the ***"Second Supporting Statement"***) submitted by Investor Voice on January 10, 2013, from the Company's 2013 Proxy Materials.

† In association with Tumbuan & Partners

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Investor Voice.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to Bruce T. Herbert, Chief Executive of Investor Voice, at team@investorvoice.net.

I. PROCEDURAL HISTORY

December 4, 2012 — Investor Voice mails via FedEx a letter, dated December 4, 2012, to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, Mercy A. Rome, and attaching a copy of the Proposal. Investor Voice does not provide any evidence regarding its authority to act on Ms. Rome's behalf or representations regarding any relationship between Investor Voice and Ms. Rome. *See* Exhibit A.

December 5, 2012 — On the deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2013 Annual Meeting, Investor Voice's submission is received by the Company.

Upon receipt of the submission, the Company notifies Bruce Herbert, Chief Executive of Investor Voice, both orally and in writing, that written authorization from Ms. Rome appointing Investor Voice to act as her representative was not included in the Investor Voice submission and is required to be provided by the Rule 14a-8(e)(2) deadline for the Proposal to be considered submitted by Ms. Rome. *See* Exhibit B.

Mr. Herbert responds to the Company's notification of the need for authorization via email, but does not provide any evidence of or representations regarding Investor Voice's authority to act on Ms. Rome's behalf. *See* Exhibit C.

December 11, 2012 — After confirming that Investor Voice was not a shareholder of record, the Company notifies Investor Voice via email and FedEx of (1) its view that Investor Voice is the sole proponent of the Proposal; (2) the requirements of Rule 14a-8(b); (3) its view that Investor Voice's submission failed to meet the requirements of that paragraph of Rule 14a-8; and (4) the requirement that Investor Voice cure those deficiencies within 14 days of receipt of the Company's notice (the ***"Notice"***). *See* Exhibit D.

December 22, 2012	Mr. Herbert submits a response to the Notice via email, which includes a cover letter on Investor Voice letterhead, a letter from Charles Schwab Advisor Services verifying Ms. Rome's ownership of the Company's stock (dated December 21, 2012), and two letters from Ms. Rome appointing Investor Voice to act as her representative and stating her intention to hold her shares through the date of the 2013 Annual Meeting, (each dated December 3, 2012). *See* Exhibit E.
December 25, 2012	The 14-day deadline for responding to the Company's notice of the eligibility and procedural deficiencies passes without Investor Voice submitting any proof of its ownership of the Company's securities.
January 10, 2012	Mr. Herbert submits via email the Second Proposal, which he requests be substituted for the original Proposal. However, as permitted under Rule 14a-8 and applicable Staff guidance, the Company does not accept the revisions submitted after the Rule 14a-8(e)(2) deadline. *See* Exhibit F.

II. SUMMARY OF THE PROPOSAL AND SECOND PROPOSAL

On December 5, 2012, the Company received a letter from Investor Voice containing the Proposal and Supporting Statement for inclusion in the Company's 2013 Proxy Materials. The Proposal reads as follows:

> "RESOLVED: Shareholders of JP Morgan Chase ("JP Morgan" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items."

On January 10, 2013, the Company received a letter from Investor Voice containing the Second Proposal and Second Supporting Statement for inclusion in the Company's 2013 Proxy Materials. The Second Proposal reads as follows (changes from the Proposal are emphasized for ease of review and are not emphasized in the original):

> "RESOLVED: Shareholders of JP Morgan Chase ("JP Morgan" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters *unless applicable laws dictate otherwise or* shareholders have expressly approved a higher threshold for specific types of items."

III. EXCLUSION OF THE PROPOSAL AND SUPPORTING STATEMENT

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as Investor Voice did not provide sufficient proof of its ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b);
- Rule 14a-8(i)(2), as the Proposal would, if implemented, cause the Company to violate Delaware law (the jurisdiction in which the Company is organized);
- Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal;
- Rule 14a-8(i)(1), as the Proposal is not a proper subject for action by shareholders under the Delaware law; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001) (***"SLB 14"***).

The December 4, 2012 letter from Investor Voice states "on behalf of Mercy A. Rome, please find the enclosed resolution for consideration and action by the stockholders at the next annual meeting...Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholder meeting." That letter goes on to state "we would appreciate you indicating that *Investor Voice* is the sponsor of this resolution" (emphasis in the original). A copy of the Proposal and Supporting Statement were the only attachments accompanying this letter; there was no evidence of any kind indicating any relationship between Investor Voice and Mercy Rome.[1]

As noted above, the letter from Investor Voice was received on December 5, 2012, the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals to be eligible for inclusion in the Company's 2013 Proxy Materials. Upon receipt of the submission from Investor Voice, Carin Reddish, Assistant General Counsel of the Company, called and spoke to Mr. Herbert, explaining that the Company had not received any written verification that Investor Voice had the authority to act on behalf of Ms. Rome. In that conversation, Ms. Reddish informed Mr. Herbert that it was the final day to submit shareholder proposals under the Commission's rules and that Investor Voice would need to submit verification of authorization to act on Ms. Rome's behalf by the close of business that day or the Company would consider Investor Voice to be the sole proponent of the Proposal. Ms. Reddish followed up this call with a written notice from Anthony Horan, the Company's Corporate Secretary, which again noted that the Proposal would not be considered submitted by Ms. Rome unless the Company received a copy of Ms. Rome's proxy to Investor Voice no later than December 5, 2013. *See* Exhibit B.

Investor Voice's failure to provide any evidence that it was merely acting as proxy to submit a proposal for a different person was not a failure that required the Company to provide notice under Rule 14a-8(f).[2] However, the Company felt it appropriate to alert Investor Voice to the fact that it had not demonstrated the authority to act on behalf of another shareholder while there was still time to provide such documentation before the Company's Rule 14a-8 deadline passed. Mr. Herbert responded to the Company's call and written correspondence via email, stating only "[the Company's] assertion concerning proxy non-receipt is procedurally lacking" and citing to SLB 14's description of the notice procedure for non-compliance with the rule's eligibility and procedural requirements. *See* Exhibit C.

SLB 14, cited by Mr. Herbert in his email response to the Company, is clear that the shareholder "is responsible for ***proving his or her eligibility to submit a proposal to the company***" (*emphasis added*). Because Investor Voice was unwilling to provide any proof that it had the right to represent Ms. Rome with regards to this Proposal prior to the Rule 14a-8 deadline, the Company received no evidence that the Proposal was, in fact, submitted by any person other than Investor Voice before that deadline passed. As such, the Company considers Investor Voice to be the sole proponent of the Proposal. Indeed, to reach any other conclusion would be to permit any person to submit a proposal and then *after the deadline for submission*, when faced with being ineligible to submit the proposal under Rule 14a-8 after receiving proper

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1 Unlike the initial submission by Investor Voice in *The J.M. Smucker Company* (June 22, 2012) (***"Smucker"***), in which Investor Voice attached both a proposal and Letters of Appointment and Intent from the shareholder it was representing.

2 Rule 14a-8(f) requires notice only with regard to eligibility issues described in paragraphs (a) (failure to submit a "proposal"), (b) (failure to show proof of ownership), (c) (submitting more than one proposal), and (d) (submitting a proposal that exceeds 500 words) of Rule 14a-8.

notice under Rule 14a-8(f)(1), search out an eligible shareholder to attempt to "rescue" that improperly filed proposal.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent then failed to correct those deficiencies within 14 days of receipt of that notice. As the Company could confirm only that Investor Voice was not a shareholder of record, it provided a timely notice of deficiency to Investor Voice (the sole proponent of the Proposal) under Rule 14a-8(f)(1).

As noted above, the Company received the Proposal and Supporting Statement on December 5, 2012, via FedEx. Within 14 days of its receipt of the Proposal, the Company gave notice to the sole proponent, Investor Voice, advising Investor Voice that it had not provided written proof of its eligibility to submit the Proposal. The Company's Notice included:

- A description of the eligibility requirements of Rule 14a-8(b);
- A statement explaining that sufficient proof of ownership had not been received by the Company -- *i.e.*, "Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Investor Voice is the record owner of sufficient shares to satisfy this requirement";
- An explanation of what Investor Voice should do to comply with the rule -- *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership of JMPC shares by Investor Voice" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;
- A description of the required proof of ownership in a manner that was consistent with the guidance contained in Staff Legal Bulletin 14F (October 18, 2011), (***"SLB 14F"***) -- *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.";
- A statement calling Investor Voice's attention to the 14-day deadline for responding to the Company's notice -- *i.e.*, "[f]or the Proposal to be eligible for inclusion in JPMC's proxy materials for the JPMC's 2013 Annual Meeting of Shareholders, the rules of the

SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 and SLB 14F.

On December 22, 2012, Mr. Herbert responded to the Company's Notice via email, attaching a letter from Investor Voice, a Letter of Appointment from Ms. Rome (dated December 3, 2012), a Letter of Intent to Hold Shares from Ms. Rome (dated December 3, 2012), and a letter from Charles Schwab Advisor Services providing proof of Ms. Rome's ownership of the Company's stock (dated December 21, 2012). The letter from Investor Voice objected to the Company's view that Investor Voice was the sole proponent with regard to the Proposal, noting that its initial submission letter stated it was acting on behalf of Ms. Rome and stating its view that "[t]he request for proof of authorization is routinely handled in the same manner as other items, such as a request for verification of ownership, tenure of ownership, or intent to hold shares through the next annual meeting of shareholders." The Company does not believe that this view is supported by Rule 14a-8, Staff guidance on or interpretations thereof, or common practice.[3]

Allowing a non-shareholder to claim authority to submit a proposal on a shareholder's behalf and then demonstrate such authority only after receiving notice under Rule 14a-8 would undercut the basic underpinning of that rule -- that ***only shareholders*** are entitled to submit proposals. Entities or individuals that are not shareholders are <u>not entitled</u> to submit a proposal and then, after the deadline for submission and only upon receiving notice of their failure to demonstrate eligibility, find authorization from an eligible shareholder as a post-hoc means of salvaging the submission of the proposal -- which is why representatives of shareholders routinely include written authorization from the represented shareholder in the initial submission of a proposal (as Investor Voice did in its submission in *Smucker*). For this reason, the Company believes that Investor Voice is the sole proponent of the Proposal and that submission of authorization to file the Proposal or provide proof of ownership by a third party after the Rule 14a-8(e)(2) deadline does not cure Investor Voice's ineligibility to file the Proposal under Rule 14a-8.

As of the date of this letter, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2013 Annual Meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to

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[3] Specifically, notice under Rule 14a-8(f)(1) is intended solely to notify a <u>shareholder</u> of any curable eligibility or procedural defects with a proposal. It does not, and was never intended to, require companies to provide notice to a <u>representative</u> to obtain proof of the authority of that representative to act on behalf of a shareholder.

paragraphs (b) and (f) of Rule 14a-8 when no proof of ownership is submitted by a proponent. *See Anadarko Petroleum Corporation* (January 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

The Proposal was submitted via FedEx on December 4, 2012, and received by the Company on December 5, 2012. The Proposal was not accompanied by proof of eligibility to submit a proposal (either by Investor Voice or Ms. Rome). *See* Exhibit A. The Company voluntarily notified Investor Voice that it needed to provide proof of authority to submit a proposal on behalf of a shareholder prior to the Rule 14a-8 deadline[4] and Investor Voice acknowledged such notification from the Company, but was unwilling to supply proof of such authorization prior to the deadline for submitting the Proposal. *See* Exhibit B and Exhibit C. Subsequent to the failure of Investor Voice to provide proof that it was, in fact, acting on another shareholder's behalf, the Company, on December 11, 2012 (a date within 14 days of receipt of the Proposal), properly gave notice to Investor Voice that it was not a record holder of the Company and, therefore, must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibit D. To date, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2013 Annual Meeting for at least one year by the date on which the Proposal was submitted. Accordingly, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

For the reasons above, the Company believes that Investor Voice should be deemed the sole proponent of the Proposal. Because Investor Voice failed to provide sufficient proof of ownership of the Company's securities after receiving proper notice from the Company (within the timeframe and a manner established by Rule 14a-8), the Company believes it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rules 14a-8(b) and (f).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(2), as it Would, if Implemented, Cause the Company to Violate Delaware Law

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Richards, Layton & Finger, P.A.

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[4] It appears that Investor Voice should have been in possession of such authorization on December 5, 2012 when the Company gave it oral and written notice that a proxy from Ms. Rome was required for the proposal to be considered submitted on her behalf, given that the Letter of Appointment from Ms. Rome eventually provided to the Company was dated December 3, 2012. *See* Exhibit E.

(the ***"Delaware Opinion"***) attached as Exhibit G, the Proposal is invalid under Delaware law because it would require the Company's Board of Directors to seek an amendment to the Certificate of Incorporation and/or Bylaws that, if implemented, would violate Delaware law, in that it would purport to enable shareholders to authorize the taking of certain corporate actions by the vote of a simple majority of the votes cast FOR and AGAINST the action, rather than the minimum vote required by the Delaware General Corporation Law (***"DGCL"***) to authorize such actions.

As described in the Delaware Opinion, several sections of the DGCL require that specific corporate actions must be approved by shareholders representing a majority or more of the outstanding shares entitled to vote on a matter, not merely a majority of the votes cast FOR and AGAINST as sought by the Proposal. For example, all outstanding shares, whether voting or nonvoting, must approve certain corporate conversions (DGCL § 266(b)), transfer or domestication to foreign jurisdictions (DGCL § 390(b)), and certain dissolutions (DGCL § 275(c)). Similarly, Delaware law requires two-third of the shares of each class of stock to approve any election by a stock corporation to be treated as a "close corporation" (DGCL § 344) and two-thirds of all outstanding voting stock not owned by an interested shareholder is required to approve a business combination (DGCL § 203(a)(3)). The Proposal's requirement that all shareholder action be by simple majority of votes cast is in direct conflict with these sections of the DGCL. Therefore, to the extent the Proposal purports to eliminate these statutorily-required voting standards, it would violate Delaware law.

In addition, the Proposal's requirement that all shareholder action be approved by a simple majority of votes cast also conflicts with sections of the DGCL that require an affirmative vote of a majority of all outstanding voting stock entitled to vote thereon for particular corporate actions, such as agreements of merger (DGCL § 251(c)) and the sale of all or substantially all of a corporation's assets (DGCL § 271(a)). *See also* DGCL § 242(b)(1) (affirmative vote of a majority of outstanding stock entitled to vote thereon required to amend a corporation's certificate of incorporation after the corporation has received payment for its stock); DGCL § 141(k) (affirmative vote of all shares entitled to vote in a board election required to remove any director or the entire board of directors, without cause); and DGCL § 275(b) (affirmative vote of a majority of outstanding stock entitled to vote thereon required to dissolve the corporation, if previously approved by the board). Therefore, the assertions in the Proposal and Supporting Statement that shareholders have the ability to decide matters presented to them by a simple majority of the shares voted FOR and AGAINST an item is contrary to Delaware law and the implementation of such a standard would violate Delaware law.

The corporate actions set forth above require the affirmative vote of shareholders representing more than a simple majority of the votes cast, and the DGCL does not permit a corporation to lower the voting standard with respect to the corporate actions for which a shareholder vote is specified. Section 102(b)(4) of the DGCL permits a corporation to include, in its certificate of incorporation, a greater standard for shareholder voting than that specified by the DGCL. However, neither this provision nor any other provision of the DGCL authorizes a corporation to specify a lesser voting standard for these corporate actions than is otherwise required by the DGCL. Instead, according to the Delaware Opinion, such a provision specifying a lesser vote than the minimum vote required by the DGCL would be invalid and unenforceable under Delaware law.

The Proposal would also violate Delaware law in that it would purport to enable shareholders to amend the Certificate of Incorporation even in those cases where the DGCL expressly requires the separate vote of the holders of a specific class or series of stock. Under the Certificate of Incorporation, the Company has authorized two classes of capital stock: Common Stock and Preferred Stock. The holders of the Company's outstanding Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the DGCL. The Proposal, if implemented, would purport to enable shareholders to act by a simple majority of the votes cast to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Preferred Stock or Common Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). According to the Delaware Opinion, to the extent the Proposal purports to eliminate this statutorily-required vote, it would violate the DGCL.

The Proposal provides that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item and states "[t]his policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items." As noted above, a variety of corporate actions enumerated in the DGCL require approval by shareholders representing a majority or more of the outstanding shares entitled to vote on such matter. As to these matters, shareholders lack the legal authority to decide whether a higher threshold will apply -- it will apply regardless of whether or not shareholders prefer a lesser threshold.

The Proposal seeks an amendment to the Company's governing documents that would, if implemented, violate Delaware law. Therefore, the Company may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(2).

The Staff has previously permitted the exclusion of shareholder proposals, like the Proposal, that, if implemented, would require a Delaware corporation to mandate a shareholder voting standard for corporate action that is lower than the standard required by the DGCL based on the proposal violating Delaware law. *See AT&T Inc.* (February 12, 2010) (permitting exclusion of shareholder proposal under Rule 14a-8(i)(2) where proposal sought implementation of voting standard for shareholder action by written consent that was less than would be required under the DGCL for certain actions); *Bank of America Corporation* (January 13, 2010) (same); *Pfizer Inc.* (December 21, 2009) (same); *Kimberly-Clark Corporation* (December 18, 2009) (same).

In 2012, the Staff permitted exclusion of an identical shareholder proposal under Rule 14a-8(i)(2) on the basis that it would force a company to violate Ohio law. In *The J.M. Smucker Company* (June 22, 2012), the Staff permitted exclusion of a proposal (the ***"Smucker Proposal"***) submitted by Investor Voice, on behalf of a shareholder. The Smucker Proposal is identical to the present Proposal. In *Smucker*, the company received an opinion from counsel that concluded that the Smucker Proposal's simple majority requirement conflicted with certain provisions of the Ohio Revised Code requiring a greater shareholder voting standard than the standard set forth in the proposal for certain corporate actions. The Staff concurred in this view, noting that "in the opinion of your counsel, implementation of the proposal would cause J.M. Smucker to violate state law." *See also Abbott Laboratories* (February 2, 2011) (concurring in the exclusion of a shareholder proposal setting the voting standard for all corporate actions at simple majority, where such a voting rule conflicted with Illinois law). As in *Smucker*, implementation of the Proposal would cause the Company to violate state law with regard to voting requirements for certain corporate actions that are greater than the standard set forth in the Proposal.

For the reasons above and those set forth in the Delaware Opinion, the Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(2).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(6), as the Company Does Not Have the Power and Authority to Implement It

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy materials if the company would lack the power or authority to implement it. As set forth in Section II.B above and in the Delaware Opinion, the Company lacks the power to implement the Proposal because the Proposal violates Delaware law. The Staff has long recognized that companies do not have the power and authority to implement proposals that violate state law. *See, e.g., Schering-Plough Corp.* (March 27, 2008) (concurring that a proposal recommending that the board adopt cumulative voting could be omitted in reliance on Rules 14a-8(i)(2) and (6) because, in the opinion of counsel, implementation of the proposal would cause the company to violate state law); *Bank of America Corporation* (February 26, 2008) (concurring that a proposal urging the board to disclose in a separate report the company's relationships with consultants retained to advise the board on executive compensation matters in reliance on Rules 14a-8(i)(2) and (6) because, in the opinion of counsel, implementation of the proposal would cause the company to violate state law).

The Proposal, if implemented, would cause the Company to violate Delaware law. Therefore, the Company lacks the power and authority to implement the Proposal. For the reasons above and those set forth in the Delaware Opinion, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(6).

D. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(1), as It Is Not a Proper Subject for Action by Shareholders Under Delaware Law

Rule 14a-8(i)(1) permits the exclusion of a proposal if it is not a proper subject matter for action by shareholders under the laws of the jurisdiction of the company's incorporation. As set forth in Sections II.B and II.C above and in the Delaware Opinion, the Proposal, if implemented, would cause the Company to violate Delaware law and, therefore, the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal is an improper subject matter for shareholder action under Delaware law.

For the reasons set above and those set forth in the Delaware Opinion, the Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(1), as it is not a proper subject matter for shareholder action.

E. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the company demonstrates that a factual statement is objectively and materially false or misleading.

First, the Supporting Statement erroneously states that the Commission "dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals." In fact, Rule 14a-8 does not contain a "vote-counting standard" for determining the eligibility of shareholder to submit a proposal -- the only eligibility requirements for the submission of a shareholder proposal are set forth in subsections (a), (b), (c), (d) and (e) of the rule. However, subsection (i)(12) of Rule 14a-8 sets forth an objective standard pursuant to which a company may exclude a shareholder proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in its proxy materials. This subsection of Rule 14a-8 permits exclusion of a proposal from a company's proxy materials if it received less than a certain percentage of the vote the last time a proposal dealing with substantially the same subject matter was voted on during the preceding five calendar years.

Solely for determining the "shareholder vote" for purposes of subsection (i)(12), Section F.4 of SLB 14 instructs: "Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation." However, characterizing this guidance, intended simply to provide a clear and consistent manner of calculation of a shareholder vote for purposes of determining the application of Rule 14a-8(i)(12) to a proposal (regardless of a company's applicable state-law voting standard), as "the SEC standard" is materially misleading to shareholders. The Staff's position regarding Rule 14a-8(i)(12) has nothing to do with the shareholder vote required to adopt a proposal or elect directors, which are solely matters of state corporate law. The

Commission's proxy rules make this point clear -- Item 21 of Schedule 14A requires the following:

> "Item 21. Voting procedures. As to each matter which is to be submitted to a vote of security holders, furnish the following information:
>
> (a) State the vote required for approval or election, other than for the approval of auditors.
>
> (b) ***Disclose the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions***." (emphasis added)

Item 21 of Schedule 14A does not mandate a vote counting method for matters presented to shareholders; rather, it requires disclosure of the voting standard "under applicable state law as well as registrant charter and by-law provisions." As the method for establishing the vote required to adopt a proposal or elect directors is a matter of state law, the Proposal's effort to cast the Staff's interpretation of Rule 14a-8(i)(12) as "the SEC standard" for vote counting is fundamentally false and misleading.

Second, the Supporting Statement is replete with objectively false statements regarding the voting standard requested. Specifically, the Supporting Statement contains no less than six assertions that a voting standard that counts abstentions as votes cast is used "to benefit," "favor," or "empower" management at the expense of shareholders. These statements are objectively false. As stated annually in the Company's proxy materials regarding proposals other than the election of directors:

> "The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve all other proposals. In determining whether each of the other proposals has received the requisite number of affirmative votes, ***abstentions will be counted and will have the same effect as a vote against the proposal***. Broker non-votes will have no impact since they are not considered shares entitled to vote on the proposal."[5] (*emphasis added*)

In this regard, the Company annually includes at least one management-supported proposal for which abstentions are counted as votes against such proposal -- meaning that shares that abstain from voting on such proposal(s) are counted as votes against the proposal(s) and against the board's recommended support for such proposal(s). Examples of such proposals include: (i) proposals seeking shareholder ratification of the Company's independent registered public

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[5] *See* the 2012 Proxy Materials at page 49, available here: http://www.sec.gov/Archives/edgar/data/19617/000001961712000185/jpmc2012proxystatement.htm.

accounting firm,[6] (ii) proposals seeking adoption of a new or amendment of an existing employee incentive plan,[7] (iii) advisory proposals to approve executive compensation,[8] and (iv) proposals to amend the Company's Bylaws or Certificate of Incorporation.[9]

The Supporting Statement asserts that counting abstentions as votes cast results in shareholders' votes being "arbitrarily and universally switched to benefit management." This is categorically false. In fact, the Company does not unilaterally "switch" all abstentions to benefit management, as the Company annually submits at least one proposal to shareholders for which abstentions are counted as votes against the management-supported proposal and do not favor or benefit management. Each of the "Three Considerations" set forth in the Supporting Statement is objectively false (*i.e.*, each consideration is premised on the view that counting abstentions as votes against a proposal serves the sole purpose of "benefiting management") and the Supporting Statement's closing paragraphs emphatically and erroneously state that the Company's current vote standard is "unfair" and "undemocratic" (*e.g.*, "[e]xcept to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy" (*emphasis added*)). Given that the entire purpose of the Proposal is premised on an objectively false rationale -- that abstentions are universally and arbitrarily counted in favor of management -- the entire Proposal and Supporting Statement, when taken as a whole, is materially false and misleading.

In *State Street Corporation* (March 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (*i.e.*, to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading. *See also General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as

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6 Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote against the proposal.

7 Such a proposal was in the Company's 2011 Proxy Materials and contained the following description of the vote standard: "The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve the Amendment to the Long-Term Incentive Plan... In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal" (*emphasis added*).

8 Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote against the proposal.

9 Such a proposal will be present in the Company's 2013 Proxy Materials, seeking to approve an amendment to the Company's Certificate of Incorporation to provide shareholders the right to act by written consent, and for which abstentions will be counted and will have the same effect as a vote against the proposal.

"more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9). In *Alaska Air Group, Inc.* (February 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3), as materially false or misleading under Rule 14a-9.

As with the proposals in the Staff no-action letters discussed above, the Supporting Statement purports to provide shareholders with the purpose and intent of the Proposal -- to correct an "internally inconsistent [system that] harms shareholder best-interest." However, this statement (and the numerous other similar statements throughout the Supporting Statement) is objectively false. The Company's standard for counting votes on proposals other than for the election of directors is clearly explained to shareholders in its proxy materials and consistently applied across both management-sponsored and shareholder-sponsored proposals. There is no "internal inconsistency" in the vote standard applied to management proposals versus that applied to shareholder proposals -- for each, abstentions are counted as votes against the proposal. More importantly, the Company does not (and never has) "arbitrarily and universally switched" shareholder votes to benefit management. The Company believes that the numerous and pervasive references in the Supporting Statement to a vote standard that "benefits management" at the "expense" of shareholders, when taken together as a whole with the Proposal, renders the entire Proposal materially false and misleading under Rule 14a-9. Specifically, the entire rationale for the Proposal, as set forth in the Supporting Statement, is materially false and misleading. As such, if included in the 2013 Proxy Materials, shareholders would be materially misled about the operation of the Company's current voting standard.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3).

IV. EXCLUSION OF THE SECOND PROPOSAL AND SECOND SUPPORTING STATEMENT

A. Basis for Exclusion of the Second Proposal

As discussed more fully below, the Company believes that it may properly omit the Second Proposal and Second Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(e).

B. The Second Proposal May Be Omitted in Reliance on Rule 14a-8(e)(2), as It Was Submitted After the Rule 14a-8(e) Deadline

The Proposal was submitted by Investor Voice prior to the Company's deadline for receiving shareholder proposals for inclusion in its 2013 Proxy Materials. Well after the Rule 14a-8(e)(2) deadline, Investor Voice submitted the Second Proposal. The Second Proposal and Second Supporting Statement differ from the Proposal and Supporting Statement with regard to certain limiting language not found in the original Proposal and approximately 10 word changes from the original Supporting Statement. Consistent with Rule 14a-8 and the Staff guidance in SLB 14F, the Company does not accept the revisions submitted after the Rule 14a-8(e)(2) deadline.

In SLB 14F the Staff set forth its views regarding the treatment of revised proposals that are received after the Rule 14a-8(e)(2) deadline. In this regard, SLB 14F stated the following:

> 2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?
>
> No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

As discussed above, the facts regarding the submission of the Second Proposal and Second Supporting Statement are identical to those addressed in SLB 14F and the Company does not accept the revisions to the Proposal and Supporting Statement. Based on the foregoing analysis, the Company believes that it may properly exclude the Second Proposal and Second Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(e)(2).

V. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8. Further, the Company believes that it may properly omit the Second Proposal and Second Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(e)(2). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Second Proposal from its 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Bruce T. Herbert, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A


INVESTOR
VOICE

2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109

VIA OVERNIGHT DELIVERY

Tuesday, December 4, 2012

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be more than one vote-counting formula in use on the JPMorgan Chase proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome a discussion of your thinking in regard to these policies. We have successfully discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

See for example:

Cardinal Health (2012 proxy, page 2)
http://ir.cardinalhealth.com/annual-proxy.cfm

Plum Creek (2011 proxy, page 4)
http://www.plumcreek.com/Investors/nbspFinancialPublications/tabid/62/Default.aspx

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of Mercy A. Rome, please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since April of 2009. In accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in steps being taken that will allow the proposal to be withdrawn.

Toward that end, you may contact us via the address and phone listed above

Many thanks. We look forward to hearing from you and enjoying a robust discussion of this important governance topic.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy A. Rome
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

JPMorgan Chase 2013 – Fair Vote-Counting
(Corner-note for identification purposes only, not intended for publication)

RESOLVED: Shareholders of JPMorgan Chase ("JPMorgan" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

JPMorgan is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

JPMorgan does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

JPMorgan's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as a vote against the proposal."

This variant method makes JPMorgan an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as JPMorgan does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, JPMorgan unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, JPMorgan unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that JPMorgan embraces the SEC vote-counting standard (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, saying "abstentions will have no impact as they are not counted as votes cast for this purpose" – which boosts (and therefore favors) the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, JPMorgan does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (which again benefits management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of JPMorgan's true owners.

JPMorgan tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~

EXHIBIT B

From: Reddish, Carin S
Sent: Wednesday, December 05, 2012 4:52 PM
To:
Cc: Horan, Anthony
Subject: JPMC correspondence/Investor Voice ltr 12-4-12
Attachments: [Untitled].pdf

Mr. Herbert,

Per our conversation this afternoon, attached is a letter in response to your letter dated December 4, 2012.

Regards,
Carin

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 5, 2012

By electronic mail

Bruce T. Herbert
Chief Executive, Investor Voice
2206 Queen Anne Ave. N
Suite 402
Seattle, WA 98109

Dear Mr. Herbert:

Today we received a letter from you dated December 4, 2012, stating that you were submitting, on behalf of Mercy Rome, a resolution for consideration and action by shareholders at JPMorgan Chase's next annual meeting.

As my colleague, Carin Reddish, mentioned to you by telephone this afternoon, we did not receive a proxy from Mercy Rome. Therefore, we have not received a proposal from her yet, and we need to receive that proxy by the deadline if the proposal is to be deemed timely. Proposals that shareholders seek to have included in the proxy statement for the 2013 annual meeting must be received by me no later than today, December 5, 2012.

Sincerely,



EXHIBIT C

Subject: FW: JPM. Correspondence/Investor Voice ltr 12-4-12

Importance: High

From: Bruce Herbert - Team IV
Sent: Wednesday, December 05, 2012 7:56 PM
To: Horan, Anthony; Reddish, Carin S
Cc: Bruce Herbert - IV Team
Subject: Re: JPM. Correspondence/Investor Voice ltr 12-4-12
Importance: High

Seattle Wednesday 12/5/2012

Dear Mr. Horan & Ms. Reddish,

We are in receipt of the letter dated 12/5/2012 signed by Mr. Horan.

As you may be aware, its assertion concerning proxy non-receipt is procedurally lacking.

The correct way to address issues of concern regarding a shareholder filing (as practiced by the hundreds of other companies our network files with each year) is outlined in SEC Staff Legal Bulletin No. 14, as follows:

If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

http://www.sec.gov/interps/legal/cfslb14.htm

We look forward to a serious discussion of the governance issue raised by our letter and shareholder proposal.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

----- Original Message -----
From: Reddish, Carin S
To:
Cc: Horan, Anthony
Sent: Wednesday, December 05, 2012 1:52 PM
Subject: JPMC correspondence/Investor Voice ltr 12-4-12

Mr. Herbert,

Per our conversation this afternoon, attached is a letter in response to your letter dated December 4, 2012.

Regards,
Carin

EXHIBIT D

Subject: FW: JPMC - Shareholder Proposal - Investor Voice
Attachments: Rule 14a-8 (Nov 20 2012).pdf; Staff Legal Bulletin 14F.pdf; [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 5:38 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Investor Voice

Dear Mr. Herbert

Attached is our letter regarding the shareholder proposal submitted by Investor Voice for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 11, 2012

VIA OVERNIGHT DELIVERY AND
VIA EMAIL

Mr. Bruce Herbert
Chief Executive
Investor Voice, SPC
2206 Queen Anne Ave. N., Suite 402
Seattle, Washington 98109

Dear Mr. Herbert:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 5, 2012, via Federal Express, from Investor Voice, SPC ("Investor Voice") the shareholder proposal requesting a By-law change in regard to vote counting (the "Proposal") for consideration at JPMC's 2013 Annual Meeting of Shareholders. The letter from Investor Voice states that Mercy A. Rome is submitting this proposal; however, as of December 5, 2012, we did not receive any correspondence from Ms. Rome directly nor did we receive any correspondence from you providing evidence that Ms. Rome authorized Investor Voice to submit the Proposal on her behalf. We therefore consider Investor Voice to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Investor Voice is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Investor Voice that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that the Proposal was submitted by Investor Voice via Federal Express on December 4, 2012.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares by Investor Voice. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, December 4, 2012), Investor Voice continuously held the requisite number of JPMC shares for at least one year.

- if Investor Voice has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

92797634

written statement that Investor Voice continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

Statement of Intent Regarding Continued Ownership

We have not received Investor Voice's written statement that Investor Voice intends to continue to hold the securities through the date of the 2013 Annual Meeting of Shareholders, as required by Rule 14a-8(b). To remedy this defect, Investor Voice must submit to JPMC a written statement that Investor Voice intends to continue ownership of the shares through the date of the 2013 Annual Meeting of Shareholders.

Response Required Within 14 Days

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2013 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a 21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a 9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT E

Subject: FW: JPMC - Shareholder Proposal - Investor Voice
Attachments: JPM. 2012-13. Deficiency Letter, RESPONSE. 2012.1222_SIGNED.pdf; JPM. 2012-13. Deficiency Letter, RESPONSE MATERIALS. 2012.1222.pdf

-----Original Message-----
From: Bruce Herbert -
Sent: Saturday, December 22, 2012 11:31 AM Eastern Standard Time
To: Horan, Anthony; Caracciolo, Irma R.
Cc: 'Bruce Herbert - Team IV'
Subject: RE: JPMC - Shareholder Proposal - Investor Voice

Seattle Saturday 12/22/2012

Dear Mr. Horan & Ms. Caracciolo,

Attached please find two PDF documents – a letter and supporting documents – sent in response to your letter dated 12/11/2012.

We would appreciate receiving a confirmation of your receipt of these materials.

Happy Holidays, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 2:38 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Investor Voice

Dear Mr. Herbert

Attached is our letter regarding the shareholder proposal submitted by Investor Voice for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo


INVESTOR
VOICE

Investor Voice, SPC
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109

VIA ELECTRONIC DELIVERY:

Saturday, December 22, 2012

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re Shareholder Proposal in Regard to Vote-Counting

Dear Mr. Horan:

We are in receipt of your letter dated 12/11/2012, and write to correct an error of fact. Your letter, in the first paragraph, incorrectly asserts: "The letter from Investor Voice states that Mercy A. Rome is submitting this proposal; ..."

However, our 12/4/2012 letter submitting the proposal clearly states in the last paragraph of the first page: "Therefore, on behalf of Mercy A. Rome, please find the enclosed resolution..."

Therefore, your subsequent assumptions and rationale (that Investor Voice somehow is itself the proponent, and not Ms. Rome), being based on this error of fact, are not valid.

Having filed shareholder proposals on behalf of clients in exactly this way for eighteen years, and having served for many years as a national Governing Board member of the Interfaith Center on Corporate Responsibility (ICCR), I have never before seen this assertion.

The request for proof of authorization is routinely handled in the same manner as other items, such as a request for verification of ownership, tenure of ownership, or intent to hold shares through the next annual meeting of shareholders.

Therefore, attached as a separate PDF are the following three items:

- **Authorization for Investor Voice**
- **Verification of ownership for Ms. Rome**
- **Statement by Ms. Rome of her intent to hold shares**

Together, we feel these three documents fulfill the requirements of SEC Rule 14a-8 in their entirety. Please inform us in a timely way should you feel otherwise.

As expressed in the 12/4/2012 letter, the issue of fair and consistent vote-counting is of importance to all shareholders. We are surprised at the lack, thus far, of a substantive response to this critical corporate governance matter, and invite you turn your focus to the important issue that is on the table.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary

enc: Letter of Verification
Letter of Intent to Hold Shares
Letter of Appointment for Investor Voice

cc: Mercy A. Rome



SCHWAB
INSTITUTIONAL

[illegible] NE 4th Street, Suite [illegible], Bellevue, WA 98004

December 21, 2012

Re: Verification of <u>JPMorgan Chase & Co.</u> shares
for Mercy A. Rome

To Whom It May Concern:

This letter is to verify that as-of the above date Mercy A. Rome has continuously owned 95 shares of JPMorgan Chase & Co. common stock since 4/13/2009.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Monday, December 3, 2012

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter I hereby authorize and appoint Investor Voice and/or Newground Social Investment (or its agents), to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,



signature, Mercy Rome

Mercy Rome
c/o Bruce T. Herbert
Investor Voice

Monday, December 3, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter I hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement acknowledges my responsibility under SEC rules, and applies to the shares of any company that I own at which a shareholder proposal is filed (whether directly or on my behalf).

This statement of intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,



signature, Mercy Rome

Mercy Rome
c/o Bruce T. Herbert
Investor Voice

EXHIBIT F

Subject: FW: JPM. Shareholder Proposal Amendment - Investor Voice
Attachments: JPM. 2012-13. Resolution on Vote-Counting_REVISED. 2013.0109.pdf; Proxy Notices. PCL & CAH. 2013.0103.pdf

Importance: High

From: Bruce Herbert - Team IV
Sent: Thursday, January 10, 2013 8:48 AM
To: Horan, Anthony; Caracciolo, Irma R.
Cc: Bruce Herbert - IV Team
Subject: JPM. Shareholder Proposal Amendment.
Importance: High

Seattle　　　　　　　　　　　　　　　　　　　　　　Thursday 1/10/2013

Dear Mr. Horan and Ms. Caracciolo,

Having not yet heard anything substantive yet in response to the shareholder Proposal submitted last month, and our invitation to dialogue on the issue it raises, we write with two items in mind:

[1] Attached as a PDF is a slightly revised Proposal that we request be substituted for the one initially presented on December 11, 2012.

– You will see that it offers a simple addition to the language so as to remedy any perceived defect under State law. Five words (highlighted in yellow) are added to the Resolved clause so it now reads: "...unless applicable laws dictate otherwise..."

– The addition serves to make explicit what most readers might naturally assume: that the Proposal in no way contemplates our Company engaging in any form of illegal act.

– So as to keep the word-count below 500, you will also note two deletions in paragraph five and the last paragraph that are highlighted in grey ~~strikeout~~. Neither changes the substance of the Proposal, only the word-count.

---

[2] We invite a conversation on this important corporate governance topic – might a time be available within the coming two weeks to do so?

– Other major corporations, in response to the same Proposal, have adopted its tenets outright (adding, by mutual agreement, simple language that addresses State law concerns).

– As evidence of this, please see the attached PDF which includes information from the proxies of **Plum Creek Timber** (the country's largest private landowner) and **Cardinal Health** (#21 in the S&P 500) that describe their Board's favorable adoption of "the SEC Standard" (pertinent elements of the proxies are highlighted in yellow).

In closing

We are persuaded that consistent, fair, and transparent vote-counting is a corporate governance best-practice.

America's best-run companies embrace the vote-counting standard proposed by this Resolution (of the ten largest companies in the S&P 500, in fact, 90% employ it).

There are times when a course of action is clear, straightforward, and beneficial on its surface – because the principles are simply right. This is one of those happy instances where what is intuitively clear, easily described, and justifiably better is also supported by data.

We feel that both the conditions and timing are right for our Company to take strides in this direction, and that the benefits of doing so are demonstrable – we hope to discuss the issue in a way that you come to feel the same way.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

Revised – 2013.0109

JPMorgan Chase 2013 – Fair Vote-Counting
(Corner-notes for identification purposes only, not intended for publication)

RESOLVED: Shareholders of JPMorgan Chase ("JPMorgan" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless applicable laws dictate otherwise or shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

JPMorgan is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

JPMorgan does not follow this SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

JPMorgan's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as a vote against the proposal."

This variant method makes JPMorgan an outlier among its peers in the S&P 500, which generally follow ~~(with limited exceptions)~~ the SEC standard.

Using ABSTAIN votes as JPMorgan does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, JPMorgan unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, JPMorgan unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that JPMorgan embraces the SEC vote-counting standard (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, saying "abstentions will have no impact as they are not counted as votes cast for this purpose" – which boosts (and therefore favors) the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, JPMorgan does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (which again benefits management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of JPMorgan's true owners.

JPMorgan tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices. ~~for the benefit of both Company and shareowners.~~

~ ~ ~

Notice of 2011 Annual Meeting of Stockholders and Proxy Statement



Plum Creek

Voting Standard for Director Elections

The Company Bylaws specify the voting standard for both contested and uncontested elections of directors in Section 1 of Article III. In an uncontested election of directors, the number of director nominees does not exceed the number of directors to be elected to the Board. In a contested election of directors, the number of director nominees exceeds the number of directors to be elected.

Uncontested Director Elections. Uncontested director elections are governed by a majority vote standard. The Company Bylaws provide that a nominee for director in an uncontested director election shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election. The election of directors in Proposal 1 **is** an uncontested director election because the number of nominees does not exceed the number of directors to be elected. Therefore, the majority vote standard **will apply**.

Company policy governs whether current directors who are not re-elected under the majority vote standard continue to serve until their successors are elected. Under Delaware Law, any director who is currently serving on the Board and who is not re-elected at the end of his or her term of office nonetheless continues to serve on the Board as a "holdover director" until his or her successor has been elected. To address this situation, the Board has adopted a Corporate Governance Policy on Majority Voting, which can be found in the Company's Corporate Governance Guidelines.

Under the policy, any director who does not receive the required number of votes for re-election under the majority voting standard, must tender his or her resignation to the Chairman of the Board. The Board will consider the tendered resignation and, within 90 days of the stockholder meeting at which the election occurred, decide whether to accept or reject the tendered resignation, and will publicly disclose its decision and the process involved in the consideration. Absent a compelling reason to reject the resignation, the Board will accept the resignation. The director who tenders his or her resignation will not participate in the Board's decision. Only persons who are currently serving as directors and seeking re-election can become a "holdover director" under Delaware Law. Therefore, the Corporate Governance Policy on Majority Voting would not apply to any person who was not then serving as a director at the time he or she sought, and failed to obtain, election to the Board. For 2011, all nominees for the election of directors are currently serving on the Board.

The complete Corporate Governance Policy on Majority Voting is available on the Company's website at *www.plumcreek.com* by clicking on "Investors," then "Corporate Governance" and finally "Governance Guidelines."

Contested Director Elections. The Company Bylaws provide that in the case of a contested director election, the voting standard will be a plurality of the votes cast. This means that directors with the highest number of votes in favor of their election will be elected to the Board. Under this standard, no specified percentage of votes is required. The election of directors in Proposal 1 is **not** a contested director election. Therefore, the plurality vote standard **will not apply**.

Voting Standard for Other Items of Business

The Company Bylaws specifies the vote requirement for other items of business presented to a vote of stockholders in Section 9 of Article II. This section of the Company Bylaws does not govern the election of directors (discussed above) or items of business with a legally specified vote requirement.

Ms. Nancy Herbert, represented by Investor Voice, working on behalf of Newground Social Investment, submitted a stockholder proposal for the Annual Meeting requesting that the Board change the voting standard for items of business presented to a vote of stockholders to eliminate the effect of abstentions on the vote outcome. The Board carefully considered the matter and approved an amendment to the Company Bylaws, effective February 8, 2011, to change the applicable vote requirement. Ms. Herbert then withdrew her proposal.



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 2, 2012

Date and time:	Friday, November 2, 2012, at 8:00 a.m., local time
Location:	Cardinal Health, Inc., 7000 Cardinal Place, Dublin, OH 43017
Purpose:	(1) To elect the 12 director nominees named in the proxy statement;
	(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;
	(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers;
	(4) To vote on a shareholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and
	(5) To transact such other business as may properly come before the meeting or any adjournment or postponement.
Who may vote:	Shareholders of record at the close of business on September 6, 2012 are entitled to vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors.

Steph T. Falk

STEPHEN T. FALK

Executive Vice President, General Counsel and Corporate Secretary

September 14, 2012

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 2, 2012:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement, and our 2012 Annual Report to Shareholders all are available at *www.edocumentview.com/cah*.

Shares held under plans. If you hold shares through our 401(k) Savings Plans or Deferred Compensation Plan, you will receive voting instructions from Computershare Trust Company, N.A. Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern time on Wednesday, October 31, 2012.

Broker non-votes. If you are a beneficial owner whose shares are held by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors, the advisory vote to approve the compensation of our named executive officers, or the shareholder proposal. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditors.

Voting. Our Articles of Incorporation and Code of Regulations specify the vote requirements for matters presented to a shareholder vote at the Annual Meeting.

The Equality Network Foundation, a client of Newground Social Investment represented by Investor Voice, submitted a shareholder proposal for the 2012 Annual Meeting requesting that the Board change the voting standard for matters presented to a shareholder vote to eliminate the effect of abstentions on the vote outcome. In August 2012, the Board considered this proposal, determined that it was in our best interest, and approved an amendment to our Code of Regulations to change the vote requirement. The Equality Network Foundation then withdrew its proposal.

Under the new voting standard, a matter (other than matters where the vote requirement is specified by law, our Articles of Incorporation, or our Code of Regulations) is approved by the shareholders if authorized by the affirmative vote of a majority of the votes cast, with abstentions having no effect on the vote outcome.

You may either vote for, against, or abstain on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting. To elect directors and adopt the other proposals, the following votes are required under our governing documents:

Item	Vote Required	Effect of Abstentions and Broker Non-Votes on Vote Required
Election of directors	Approval of the majority of votes cast in an uncontested election (1)	Not considered as votes cast and have no effect on the outcome
Ratification of Ernst & Young LLP as auditor for fiscal 2013	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Advisory vote to approve the compensation of our named executive officers	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Shareholder proposal	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome

(1) If a nominee who is a sitting Board member is not re-elected by a majority vote, that individual will be required to tender a resignation for the Board's consideration. See "Corporate Governance — Resignation Policy for Incumbent Directors Not Receiving Majority Votes" on page 13. Proxies may not be voted for more than 12 nominees, and shareholders may not cumulate their voting power.

How shares will be voted. The shares represented by all valid proxies received by telephone, by Internet, or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted **FOR** the election of each of the 12 director nominees, **FOR** the ratification of the auditors, **FOR** approval of the compensation of our named executive officers, and **AGAINST** the shareholder proposal. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board of Directors does not know of any other matters that will be presented for action at the Annual Meeting. The Board recommends that you vote **FOR** the election of the 12 director nominees, **FOR** Proposals 2 and 3, and **AGAINST** Proposal 4.

Transfer Agent

Registered shareholders should direct communications regarding change of address, transfer of share ownership, lost share certificates, and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Attending the Annual Meeting

You will not be admitted to the Annual Meeting unless you have an admission ticket or satisfactory proof of share ownership, and photo identification. If you are a registered shareholder, your admission ticket is attached to your proxy card or you may present the Notice. If your shares are not registered in your name, your proof of share ownership can be the Notice or a photocopy of the voting instruction form that the nominee provided to you if your shares are held by a bank or brokerage firm. You can call our Investor Relations department at (614) 757-4757 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

EXHIBIT G



January 14, 2013

JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Re: Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Delaware counsel to JPMorgan Chase & Co., a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal"), dated December 4, 2012, that has been submitted to the Company for the 2013 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware (the "Secretary of State") on April 5, 2006, as amended by the Certificate of Merger as filed in the office of the Secretary of State on December 21, 2007, the Certificates of Designation of the Company as filed in the office of the Secretary of State on April 23, 2008, July 10, 2008, August 21, 2008, and October 27, 2008, respectively, the Certificate of Elimination of the Company as filed in the office of the Secretary of State on January 11, 2011, and the Certificate of Designation of the Company as filed in the office of the Secretary of State on August 27, 2012 (collectively, the "Certificate of Incorporation"); (ii) the Bylaws of the Company, as amended on January 19, 2010 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

■ ■ ■

THE PROPOSAL

The Proposal states the following:

"**RESOLVED:** Shareholders of JPMorgan Chase ("JPMorgan" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's stockholders, (ii) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, in our opinion, (i) would violate Delaware law if implemented, (ii) is beyond the power and authority of the Company to implement, and (iii) is not a proper subject for stockholder action under Delaware law.

DISCUSSION

I. The Proposal would violate Delaware law if implemented.

The Company is a Delaware corporation governed by the General Corporation Law of the State of Delaware (the "General Corporation Law"). The Staff of the Division of Corporation Finance (the "Staff") has previously permitted the exclusion of stockholder proposals, like the Proposal, that, if implemented, would require a Delaware corporation to mandate a stockholder voting standard for corporate action that is lower than the standard required by the General Corporation Law based on the proposal violating Delaware law.[1] In

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[1] *See AT&T Inc.* (Feb. 12, 2010) (permitting exclusion of stockholder proposal under Rule 14a-8(i)(2) where proposal sought implementation of voting standard for stockholder action

addition, the Staff also recently permitted exclusion of a stockholder proposal submitted to an Ohio corporation that was identical to the Proposal on the grounds that it required implementation of a voting standard that would violate similar statutory voting standards under Ohio corporate law.[2] For the very same reasons, the Proposal submitted to the Company would violate Delaware law. Specifically, the Proposal would require the Company's Board of Directors (the "Board") to seek an amendment to the Certificate of Incorporation and/or Bylaws that, if implemented, would violate Delaware law in that it would purport to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the votes cast FOR and AGAINST the action, rather than the minimum vote required by the General Corporation Law to authorize such actions.

Although stockholders could in some instances authorize the taking of corporate action by a simple majority of the votes cast on the matter,[3] there are a number of actions that, under the General Corporation Law, mandate approval by stockholders representing a majority or more of the outstanding shares entitled to vote on the matter. For example, the General Corporation Law provides that: (i) conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[4] (ii) any transfer or domestication of a Delaware corporation to a foreign jurisdiction must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[5] (iii) a proposal to dissolve the corporation, if not previously approved by the board, must be authorized by the written consent of all of the stockholders entitled to vote thereon;[6] and (iv) any election by an existing stock corporation to be treated as a "close corporation" must be approved by "at least 2/3 of the shares of each class of

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by written consent that was less than would be required under the General Corporation Law for certain actions); *Bank of America Corporation* (Jan. 13, 2010) (same); *Pfizer Inc.* (Dec. 21, 2009) (same); *Kimberly-Clark Corporation* (Dec. 18, 2009) (same).

[2] *See The J.M. Smucker Company* (June 22, 2012) (permitting exclusion because certain provisions of the Ohio Revised Code require a greater stockholder voting standard than the standard set forth in the proposal for taking certain corporate actions).

[3] For example, Section 216 of the General Corporation Law permits a Delaware corporation to specify in its certificate of incorporation or bylaws the stockholder vote necessary for the transaction of business at any meeting of stockholders, which could be set at a simple majority of the votes cast on the matter. Indeed, Section 2.09 of the Company's Bylaws provides such a voting standard for the election of directors in a non-contested election. However, Section 216 also provides that a corporation's authority to specify such a voting standard is expressly subject to the stockholder vote required by the General Corporation Law for a specified action. *See* 8 *Del. C.* § 216.

[4] *Id.* § 266(b).

[5] *Id.* § 390(b).

[6] *Id.* § 275(c).

stock of the corporation which are outstanding."[7] In addition to the foregoing, the General Corporation Law requires a number of corporate actions be adopted or approved by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, such as: (i) the removal of a director without cause;[8] (ii) an amendment to a corporation's certificate of incorporation after the corporation has received payment for its stock;[9] (iii) an agreement of merger;[10] (iv) the sale of all or substantially all of the corporation's assets;[11] and (v) a proposal to dissolve the corporation, if previously approved by the board.[12]

Contrary to the request set forth in the Proposal, the Board could not take such steps as would be necessary "to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item" with respect to any of the matters set forth above because, under the General Corporation Law, these corporate actions require the vote of stockholders representing more than a simple majority of the votes cast. The General Corporation Law does not permit a corporation to specify a *lower* voting standard with respect to the corporate actions for which a stockholder vote is specified. Specifically, Section 102(b)(4) of the General Corporation Law permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the General Corporation Law.[13] That subsection provides that "the certificate of incorporation may . . . contain . . . [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the General Corporation Law]."[14] While Section 102(b)(4) permits certificate of incorporation provisions to require a *greater* vote of stockholders than is otherwise required by the General Corporation Law, that subsection does not (nor does any other section of the General Corporation Law) authorize a

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[7] *Id.* § 344; *see also id.* § 203(a)(3) (requiring a business combination to be approved "by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder").

[8] *Id.* § 141(k). Section 141(k) expressly provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors." In addition, Section 141(k) further provides that "[w]henever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole."

[9] *Id.* § 242(b)(1) (requiring "a majority of the outstanding stock entitled to vote thereon").

[10] *Id.* § 251(c) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[11] *Id.* § 271(a) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[12] *Id.* § 275(b) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[13] *Id.* § 102(b)(4).

[14] *Id.*

corporation to provide for a *lesser* vote of stockholders than is otherwise required by the General Corporation Law. Any such provision specifying a lesser vote than the minimum vote required by the General Corporation Law would, in our view, be invalid and unenforceable under Delaware law.[15]

Moreover, under Delaware law, actions that mandate approval by stockholders representing a majority or more of the outstanding shares entitled to vote on the matter, require that abstentions, broker non-votes and shares absent from the meeting of stockholders must be counted as votes against the action. Because the Proposal would treat abstentions, broker non-votes and shares absent from the meeting of stockholders as having no effect on the outcome of the votes on such actions, the Proposal violates Delaware law.

The Proposal would also violate Delaware law in that it would purport to enable stockholders to amend the Certificate of Incorporation even in those cases where the General Corporation Law expressly requires the separate vote of the holders of a specific class or series of stock. Under the Certificate of Incorporation, the Company has authorized two classes of capital stock: Common Stock and Preferred Stock.[16] Indeed, pursuant to the Certificate of Incorporation, the Company has designated several series of Preferred Stock.[17] The holders of the Company's outstanding Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the General Corporation Law. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.[18]

The Proposal, if implemented, would purport to enable stockholders to act by a simple majority of the votes cast to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Preferred Stock or Common Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). To the extent the Proposal purports to eliminate this statutorily-required vote, it would, in our view, also violate the General Corporation Law.

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[15] *See, e.g., Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979) (referring to DGCL vote thresholds as "minimum requirements").

[16] *See* JPMorgan Chase & Co., Current Report (Form 8-K), Ex. 3.1 (Apr. 7, 2006).

[17] *See* JPMorgan Chase & Co., Annual Report (Form 10-K) (Feb. 29, 2012).

[18] 8 *Del. C.* § 242(b)(2).

II. The Proposal is beyond the power and authority of the Company to implement.

As set forth in Section I above, the Proposal, if implemented, would violate Delaware law. Therefore, in our view, the Company lacks the power and authority to implement the Proposal. Indeed, the Staff has repeatedly recognized that companies do not have the power and authority to implement proposals that violate state law.[19]

III. The Proposal is not a proper matter for stockholder action under Delaware law.

As set forth in Sections I and II above, the Proposal, if implemented, would violate Delaware law and the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal, in our view, is an improper subject for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the proponent of the Proposal in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/NS

[19] *See, e.g., Schering-Plough Corp.* (Mar. 27, 2008); *Bank of America Corp.* (Feb. 26, 2008); *Xerox Corp.* (Feb. 23, 2004); *Burlington Resources Inc.* (Feb. 7, 2003).